Filed by Golden State Bancorp, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Golden State Bancorp, Inc.
                                                 Commission File No. 000-29654


Citigroup Inc. ("Citigroup") and Golden State Bancorp Inc. ("Golden State") have filed a proxy statement/prospectus and other relevant documents concerning the merger (the "Merger") of Golden State and Mercury Merger Sub, Inc., a subsidiary of Citigroup, with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement/prospectus and other documents filed by Citigroup and Golden State with the SEC at the SEC's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a request to Citigroup, attention Citigroup Document Services, 140 58th Street, Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718) 765-6514 (outside the U.S.). Free copies of Golden State's filing may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105;
Telephone: (415) 904-0188.

Golden State and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from Golden State stockholders to adopt the agreement providing for the Merger. The participants in this solicitation may include, under SEC rules, the directors and executive officers of Golden State, who may have interests in the transaction, including as a result of holding shares of Golden State common stock or options to acquire such shares. A detailed list of the names and interests of persons who may be considered participants in the solicitation of Golden State's stockholders under the rules of the SEC is set forth in the Annual Report on Form 10-K filed by Golden State with the SEC on March 28, 2002, and in the Annual Meeting Proxy Statement on Form 14A filed by Golden State with the SEC on April 12, 2002.

THE FOLLOWING IS A COMMUNICATION ISSUED BY GOLDEN STATE BANCORP INC. ON JULY 24, 2002, TO ALL PARTICIPANTS IN THE CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN :

                             CALIFORNIA FEDERAL BANK
                                   MEMORANDUM

TO:      Participants in the California Federal Employees' Investment   Plan

FROM:    Richard Leweke
         EVP, Administrative Services
         135 Main St., 20th Floor, San Francisco, CA 94105


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DATE:    July 24, 2002

RE:      Merger with Citigroup and Cal Fed Stock Fund Freeze

The purpose of this memorandum is to alert you to the following important information on how the proposed merger (the "Merger") of Golden State Bancorp ("Golden State") into a wholly owned subsidiary of Citigroup Inc. ("Citigroup") will affect you as a participant in the California Federal Employees' Investment Plan (the "Plan"), particularly if any portion of your account is currently invested in shares of Golden State common stock through the Cal Fed Stock Fund (the "Stock Fund").

STOCK FUND AND THE MERGER

Generally, Golden State stockholders will have the right to elect to receive merger consideration for each of their shares of Golden State common stock in the form of cash or shares of Citigroup common stock, subject to proration in some circumstances. Whether a stockholder makes a cash election or a stock election, the value of the consideration that he will receive as of the consummation of the Merger will be the same.

For detailed information about the conversion and the Merger generally, you should review a copy of the Proxy Statement, dated July 23, 2002, that was filed with the Securities and Exchange Commission and delivered to stockholders in connection with the Merger. A copy of the Proxy Statement was mailed to you if you had money in the Stock Fund on July 1, 2002.

The shares of Golden State common stock that are held in the Stock Fund are held in the name of the Trust for the Plan and are allocated to participants' Stock Fund accounts. In connection with the Merger, U.S. Trust N.A. ("U.S. Trust"), an independent fiduciary, has been hired by Golden State to determine how the Plan should respond to the Merger with respect to the funds in Plan participants' accounts that are invested in the Stock Fund. This means that U.S. Trust will direct the Trustee of the Plan about how to vote the shares of Golden State common stock in the Stock Fund in the Merger and will elect the consideration to be received in the Merger for such shares. U.S. Trust will make these decisions based upon its determinations as to what is in the best interests of Plan participants.

On the consummation of the Merger, any shares of Golden State common stock in the Stock Fund will either be converted into shares of Citigroup common stock or cash (subject to proration in some circumstances as described in the Proxy Statement), based on the election made by U.S. Trust.

STOCK FUND FREEZE

In connection with the Merger, stockholders, including the Trustee for the Plan, must deliver the shares of Golden State common stock that they hold to the exchange agent before the special stockholders' meeting,


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scheduled for August 22, 2002, in order to make an effective and valid election for the merger consideration that they wish to receive in the Merger. Consequently, the Stock Fund will be frozen at 1:00 P.M. PACIFIC TIME AUGUST 14, 2002.

The "freeze" of the Stock Fund means that during the freeze there can be no activity in the Stock Fund:

o Your contributions to the Plan made during the freeze will not be able to be invested in the Stock Fund, even if your investment elections on file directs that contributions be made to the Stock Fund;

o  You will not be able to reallocate or transfer funds into the Stock
   Fund;

o Amounts you have elected to invest in the Stock Fund cannot be transferred out of the Stock Fund to other investment choices;

o You will not be able to receive a distribution or withdrawal of funds invested in the Stock Fund; and

o You will not be able to take a loan from funds invested in the Stock Fund or make loan repayments to the Stock Fund.

If you do not have any money in the Stock Fund, the freeze will not affect your account under the Plan.

LOANS AND WITHDRAWALS

Once the Stock Fund is frozen, you will not be able to take a loan or withdrawal of your money in the Stock Fund, nor can you transfer money from the Stock Fund to another investment option. You are able to take a loan or withdrawal from the other investment funds in your account and transfer money between other funds, subject to Plan provisions

If you think you will need to take money out of your Stock Fund, you must transfer the funds from the Stock Fund to another investment option before 1:00 P.M. PACIFIC TIME AUGUST 14, 2002. If you want to take a primary residence loan using money in the Stock Fund, your paperwork must be received by Putnam by 1:00 P.M. PACIFIC TIME AUGUST 9, 2002.

TERMINATION DISTRIBUTIONS

If you have money in the Stock Fund, you will not be able to take a termination distribution once the Stock Fund is frozen.

If you want to take a termination distribution of your account, Putnam Investments must receive your termination distribution forms by 1:00 P.M. PACIFIC TIME AUGUST 9, 2002. Call Putnam Investments at (877) 401-7655 to request termination distribution information.


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                              QUESTIONS AND ANSWERS

How can I tell how many shares of Golden State common stock I have in the Stock Fund?

Log on to www.ibenefitcenter.com or call Putnam Investments at (800) 406-0384.

Can I continue to perform transactions in the Stock Fund until August 14, 2002?

Yes, you can continue to transfer money in and out, and take a loan, withdrawal or distribution from the Stock Fund until it is frozen on 1:00 P.M. PACIFIC TIME AUGUST 14, 2002. All withdrawal, distribution, or primary residence loan paperwork must be received by Putnam by 1:00 P.M. PACIFIC TIME AUGUST 9, 2002.

What happens to my payroll contributions when the Stock Fund is frozen? If you are currently allocating payroll contributions to the Stock Fund, you must make a new allocation. Log on to www.ibenefitcenter.com or call Putnam Investments at
(800) 406-0384 to make a new allocation for your payroll contributions. Putnam Investments must receive your new allocation election by 1:00 P.M. PACIFIC TIME AUGUST 9, 2002. If Putnam does not have your new allocation election by this date, the percentage you had elected to allocate to the Stock Fund will be reallocated to the Putnam Stable Value Fund. This change will be effective for your August 15, 2002, payroll deferral.

What happens to my loan payments that are being credited to the Stock Fund?

If you are currently making payroll contributions that include an allocation to the Stock Fund, the portion of your loan repayment that is now credited to the Stock Fund will be credited to the new investment option you select for your payroll contributions.

If you are not making payroll contributions, you must make a new allocation for your loan repayments by logging on to www.ibenefitcenter.com or by calling Putnam Investments at (800) 406-0384 to make a new allocation.

If you do not make a new allocation for your loan repayments, the portion of your loan repayment that is now credited to the Stock Fund will be credited to the Putnam Stable Value Fund.

What do I need to do as a Plan participant?
o If you are contributing payroll dollars or making loan repayments to the Stock Fund, you must change your allocation election on or before 1:00 P.M. PACIFIC TIME AUGUST 9, 2002.

o If you do not want your shares of Golden State common stock in the Stock Fund to be converted to cash or Citigroup shares pursuant to


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   the Merger, you must transfer the funds in your Stock Fund to another Plan investment option on or before 1:00 P.M. PACIFIC TIME AUGUST 14, 2002.

When will my money in the Stock Fund be unfrozen?

Your money in the Stock Fund will be frozen from 1:00 P.M. PACIFIC TIME AUGUST 14, 2002 through the date following the Merger that all the accounts are converted into Citigroup common stock or cash, as elected by U.S. Trust, and reconciled. As soon as possible following the consummation of the Merger, Putnam Investments will add a new investment fund called the New Company Stock Fund, which will show your converted Stock Fund balance.

Whom can I call with questions regarding the conversion?

If you have general questions regarding the conversion of Golden State common stock in the Merger, please call Cal Fed Shareholder Relations at (415) 904-0188.

If you have questions regarding the Stock Fund freeze or any aspect of your Cal Fed profit sharing/401(k) account, please call Putnam Investments at (800) 406-0384.